



SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWLEY SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201-B MILLCREEK ROAD
(No. and Street)

WILMINGTON, DE 19808
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. CROWLEY (302) 994-4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TRUITT, SARNECKI & ASSOCIATES, P.A.
(Name — *if individual, state last, first, middle name*)

5301 LIMESTONE ROAD, SUITE 128, WILMINGTON, DE 19808-1246
(Address) (City) (State)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. CROWLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWLEY SECURITIES, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

GENERAL PARTNER

Title



Notary Public

Catherine C. Crowley
Notary Public
Delaware
My Commission Expires
March 29, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWLEY SECURITIES

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CROWLEY SECURITIES
TABLE OF CONTENTS
DECEMBER 31, 2001



The Right Move

Truitt, Sarnecki & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Ronald W. Truitt, CPA • Gregory J. Sarnecki, CPA • Kenneth W. Stewart, CPA • Stephen D. Ritchie, CPA

Donna McClintock, CPA • Scott A. Sumner, CPA • Jeffrey A. Elwell, CPA

The Partners
Crowley Securities
Wilmington, Delaware

Independent Auditors' Report

We have audited the accompanying Statement of Financial Condition of Crowley Securities as of December 31, 2001, and the related Statements of Operations and Comprehensive Income, Changes in Partners' Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crowley Securities as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Truitt, Sarnecki + Associates

Truitt, Sarnecki & Associates, P.A.

February 5, 2002

5301 Limestone Road, Suite 128 - Stoney Batter Office Building - Wilmington, Delaware 19808-1246
302.234.1400 - 302.235.1400 F - tsa@truitt-sarnecki.com

EXHIBIT A

CROWLEY SECURITIES
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

ASSETS				
Cash (Exhibit D)	$	1,174		
Marketable Securities		10,560		
Commissions Receivable - Equities		45		
Non-Marketable Securities		3,300		
TOTAL ASSETS			$	15,079

EQUITY

PARTNERS' CAPITAL	$	14,936		
ACCUMULATED OTHER COMPREHENSIVE INCOME		143		
TOTAL EQUITY (Exhibit C)			$	15,079

See accompanying notes.

EXHIBIT B

CROWLEY SECURITIES
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME				
Realized Gain on Sale of Securities	$	525		
Rebate Income		101		
Concession Income - Other		98		
Interest Income		16		
Commission Income		991		
TOTAL INCOME			$	1,731
EXPENSES				
Bank Service Fees	$	5		
Management Fees		2,000		
TOTAL EXPENSES				2,005
NET LOSS (Exhibits C and D)			$	(274)
OTHER COMPREHENSIVE INCOME				
Unrealized Gain on Securities:				
Unrealized Holding Income During the Period (Exhibit C)				405
TOTAL COMPREHENSIVE INCOME			$	131

See accompanying notes.

CROWLEY SECURITIES
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital	Accumulated Other Comprehensive Income (Loss)	Total
BEGINNING BALANCE - January 1, 2001	$ 15,210	$ (262)	$ 14,948
ADD:			
Net Loss (Exhibit B)	(274)	0	(274)
Other Comprehensive Income: Unrealized Gain on Securities (Exhibit B)	0	405	405
ENDING BALANCE: December 31, 2001 (Exhibit A)	$ 14,936	$ 143	$ 15,079

See accompanying notes.

EXHIBIT D

CROWLEY SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss (Exhibit B)	$	(274)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities		
Realized Gain on Sale of Securities		(525)
Decrease in Receivables		192
NET CASH USED BY OPERATING ACTIVITIES	$	(607)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Marketable Securities	$	11,417
Purchase of Marketable Securities		(10,417)
NET CASH PROVIDED BY INVESTING ACTIVITIES	$	1,000
NET INCREASE IN CASH	$	393
CASH BALANCE - January 1, 2001		781
CASH BALANCE - December 31, 2001 (Exhibit A)	$	1,174

See accompanying notes.

CROWLEY SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: GENERAL

The entity operates as a Partnership established for the specific purpose of providing services as a securities broker/dealer to the Mid-Atlantic Region from its sole location in Wilmington, Delaware.

Commission and concession income is recorded on a trade date basis.

In order to conduct business as a securities broker/dealer, SEC Rule 15C3-1 requires the maintenance of a minimum capital balance of $5,000 for broker/dealers that do not hold funds or securities for, or owe money or securities to, customers, and do not carry accounts of, or for customers.

All customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore, the entity claims an exemption from SEC Rule 15C3-3 under Section k(2)(ii).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes - The Partnership is not a tax-paying entity for purposes of federal and state income taxes. Federal and state income taxes of the partners are computed on their total income from all sources; accordingly, no provision for income taxes is made in these statements.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3: RELATED PARTY TRANSACTIONS

During the current year the Partnership invested in one of the mutual funds managed by the Crowley Portfolio Group, Inc. Crowley Securities is the distributor of these mutual funds under separate distribution agreements. Frederick J. Crowley and Robert A. Crowley, officers of the Crowley Portfolio Group, Inc., are also the general partners of Crowley Securities.

NOTE 4: MAJOR CUSTOMER

The Partnership derived a substantial portion of its revenue from a single customer.

NOTE 5: MARKETABLE SECURITIES

The Company's investment in marketable securities is classified as available for sale and is recorded at fair market value on the balance sheet. The change in fair value during the period has been excluded from earnings and recorded as a separate component of equity. The cost basis of these investments was $10,417 as of December 31, 2001. For purposes of calculating realized gains and losses, the average cost method is used.

NOTE 6: COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, Reporting Comprehensive Income effective January 1, 1998. SFAS No. 130 establishes standards for the reporting and disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to owners.

For the year ended December 31, 2001, comprehensive income was $131. The component of other comprehensive income for this period relates solely to unrealized gains on available-for-sale securities.

NOTE 7: NON-MARKETABLE SECURITIES

The Partnership has invested in securities of a private company; as a result, the shares do not have a readily ascertainable value. This investment has been reported on the Balance Sheet at cost.



Truitt, Sarnecki & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Ronald W. Truitt, CPA • Gregory J. Sarnecki, CPA • Kenneth W. Stewart, CPA • Stephen D. Ritchie, CPA

The Right Move *Donna McClintock, CPA • Scott A. Sumner, CPA • Jeffrey A. Elwell, CPA*

The Partners
Crowley Securities
Wilmington, Delaware

Independent Auditors' Report on Supplementary Information

We have examined the financial statements of Crowley Securities for the year ended December 31, 2001 and have issued our report thereon dated February 5, 2002. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Truitt, Sarnecki + Associates

Truitt, Sarnecki & Associates, P.A.

February 5, 2002

5301 Limestone Road, Suite 128 - Stoney Batter Office Building - Wilmington, Delaware 19808-1246
302.234.1400 - 302.235.1400 F - tsa@truitt-sarnecki.com

SCHEDULE I

CROWLEY SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2001

TOTAL PARTNERS' CAPITAL	$	15,079
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$	15,079
DEDUCT:		
Haircuts (9%) on Marketable Securities		950
Value of Non-Marketable Securities		3,300
NET CAPITAL	$	10,829
AGGREGATE INDEBTEDNESS	$	0

NOTE: There was no difference from the Company's computation; therefore, no reconciliation has been prepared.



Truitt, Sarnecki & Associates

CERTIFIED PUBLIC ACCOUNTANTS

Ronald W. Truitt, CPA • Gregory J. Sarnecki, CPA • Kenneth W. Stewart, CPA • Stephen D. Ritchie, CPA

The Right Move *Donna McClintock, CPA • Scott A. Sumner, CPA • Jeffrey A. Elwell, CPA*

February 5, 2002

Crowley Securities
3201-B Millcreek Road
Wilmington, DE 19808

We have examined the financial statements of Crowley Securities for the year ended December 31, 2001, and have issued our report thereon dated February 5, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Crowley Securities that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with

5301 Limestone Road, Suite 128 - Stoney Batter Office Building - Wilmington, Delaware 19808-1246
302.234.1400 - 302.235.1400 F - tsa@truitt-sarnecki.com

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Crowley Securities taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Truitt, Sarnecki & Associates

Truitt, Sarnecki & Associates, P.A.